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PROSPECTUS SUPPLEMENT NO. 1 (TO PROSPECTUS DATED APRIL 16, 2004)	FILED PURSUANT TO RULE 424(b)(3) REGISTRATION NO. 333-114143

WORLDGATE COMMUNICATIONS, INC.

3,105,345 Shares of Common Stock

        This prospectus supplement reflects facts and events that constitute a substantive change from or addition to the information set forth in the last form of prospectus filed with the Securities and Exchange Commission. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the prospectus.

Relationship with Motorola, Inc.

        On April 28, 2004, we entered into a Development and Distribution Agreement with General Instrument Corporation d/b/a the Broadband Communication Sector of Motorola, Inc., or Motorola, pursuant to which Motorola has agreed to distribute our Ojo video phone on a worldwide basis. The agreement provides for WorldGate to become the exclusive supplier of broadband video phones to Motorola, and Motorola to become the exclusive supplier of our Ojo video phone products. This mutually exclusive relationship would also be subject to certain time restrictions, and could be extended or terminated under certain circumstances specified in the agreement. Pursuant to the Development and Distribution Agreement, Motorola will advance $1,000,000 to us as a credit against product purchases in various installments based upon the achievement of certain milestones relating to the product.

        As part of the Development and Distribution Agreement with Motorola, we issued a warrant to Motorola to purchase 300,000 shares of our common stock at an exercise price based upon the average closing sales price of our common stock during the 20 day period preceding the exercise, and we agreed to issue additional warrants to purchase up to an additional 1,950,000 shares of our common stock, upon the achievement of certain product and sales milestones, at an exercise price based upon the average closing sales price of our common stock during the 20 day period preceding the issuance of each warrant. We also granted Motorola a license to use our intellectual property rights relating to the Ojo video phone solely in connection with their distribution of the Ojo video phone under the Agreement.

        For additional information relating to our relationship with Motorola, please refer to our press release issued May 3, 2004, a copy of which is attached to this prospectus supplement.

This prospectus supplement is dated May 3, 2004.

Motorola and WorldGate Communications Announce
Exclusive Agreement for Distribution of Ojo™ Personal
Video Phone

        TREVOSE and HORSHAM, Pa., May 3, 2004—Motorola (NYSE: MOT) and WorldGate Communications, Inc. (NASDAQ:WGAT) today announced an exclusive multi-year agreement for the worldwide development and distribution of the Ojo™ personal video phone. The announcement was made at the NCTA 2004 trade show (May 2-5, New Orleans, Ernest N. Morial Convention Center), where the Ojo product is being demonstrated by Motorola (Booth # 3323) and WorldGate (Booth #1335).

        Under the terms of the agreement, Motorola will market the Ojo personal video phone as part of its "connected home" portfolio of consumer broadband solutions. Motorola will distribute Ojo worldwide through broadband service providers, retailers, and distributors of telecommunications products. The Motorola Ojo personal video phone is expected to be available to consumers and businesses in the fall of this year. Additionally, Motorola and WorldGate will jointly develop future broadband video telephony solutions. The agreement includes a prepayment by Motorola against future product purchases.

        "We are excited to have Motorola as a partner for the marketing and distribution of the Ojo personal video phone," said Hal Krisbergh, founder, Chairman and CEO of WorldGate Communications. "As the leader in the broadband solutions market, Motorola's potential to integrate Ojo with their extensive array of other broadband products for the home as well as their access to domestic and international markets make them an ideal partner."

        "With products like Ojo, broadband service providers can provide a truly differentiated telephony offering, adding value to subscribers without upgrading their infrastructure," said John Burke, Motorola corporate vice president and general manager, consumer solutions business. "The unique Ojo solution is one more example of the power of the broadband connection—enabling face-to-face conversations with full-motion video and high quality audio over an IP connection. We're looking forward to broadly launching and integrating this technology as part of our "connected home' portfolio later this year."

        The Ojo™ personal video phone leverages an enhanced version of the H.264 digital compression standard and high fidelity full duplex speakerphone technology. The 30 frames per second video can be efficiently transmitted at data rates as low as 110 Kbps ensuring that existing broadband infrastructures can easily handle high volumes of video phone traffic with no need for additional network equipment. The technology is based on interoperable standards, including DOCSIS, SIP, and PacketCable. These standards enable video calls to be easily transmitted to other video phones as well as other devices that can be used for video communications. Motorola and WorldGate will begin field tests of the technology in Q2 2004.

About WorldGate Communications Inc.

        WorldGate is in the business of developing, manufacturing and distributing video phones for personal and business use, to be marketed with the Ojo brand name. The Ojo video phone is designed to conform to industry standard protocols, and utilizes proprietary enhancements to the latest technology for voice and video compression. Ojo video phones are designed to operate on the high speed data infrastructures provided by cable and DSL providers. WorldGate has applied for patent protection for its unique technology and techno-futuristic design that contribute to the functionality and consumer appeal offered by the Ojo video phone. WorldGate believes that this unique combination of design, technology and availability of broadband networks allow for real life video communication experiences that were not economically or technically viable a short time ago. For more information about WorldGate, visit www.wgate.com.

About Motorola Broadband Communications Sector

        The Motorola Broadband Communications Sector provides a scalable, integrated end-to-end system for the delivery of broadband services that keeps consumers informed, entertained and connected. Its technology enables network operators and retailers to create and execute on new business opportunities by providing innovative products and services to the home. Customer-responsive design and manufacturing expertise further contribute to the company's position as the world's leading supplier of digital cable set-tops and cable modems. For more information about the Motorola Broadband Communications Sector, visit www.motorola.com/broadband.

About Motorola

        Motorola, Inc. (NYSE: MOT) is a global leader in wireless, broadband and automotive communications technologies that help make life smarter, safer, simpler, synchronized and fun. Sales in 2003 were $27.1 billion. Motorola creates innovative technological solutions that benefit people at home, at work and on the move. The company also is a progressive corporate citizen dedicated to operating ethically, protecting the environment and supporting the communities in which it does business. For more information, please visit www.motorola.com.

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Media Contacts:

Motorola
Angie Britt
+1-215-323-1885
 angie.britt@motorola.com

WorldGate Communications
Jim McLoughlin
+1-215-354-5455
 jmcloughlin@wgate.com

        MOTOROLA and the Stylized M Logo are registered in the U.S. Patent & Trademark Office. Ojo and WorldGate are trademarks of WorldGate Service, Inc. All other product or service names are the property of their respective owners. © Motorola, Inc. 2004.

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WORLDGATE COMMUNICATIONS, INC. 3,105,345 Shares of Common Stock
This prospectus supplement is dated May 3, 2004.
Motorola and WorldGate Communications Announce Exclusive Agreement for Distribution of Ojo™ Personal Video Phone